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                          April 15, 2024

       Jay Wright
       General Counsel
       Castellum, Inc.
       1934 Old Gallows Road, Suite 350
       Vienna, VA 22182

                                                        Re: Castellum, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 8, 2024
                                                            File No. 333-278553

       Dear Jay Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Steven Lipstein